SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                  No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2012 third quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 26, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Third Quarterly Results Announcement for 2012

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation ("Sinopec Corp.” or the "Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2	The third quarterly report for 2012 (the "Quarterly Report”) was approved on the 4th meeting of the Fifth Session of the Board of Directors of Sinopec Corp.

1.3	The financial statements in the Quarterly Report were not audited.

1.4
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Wang Tianpu, Vice Chairman of the Board of Directors and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in the Quarterly Report.

2	Basic Information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises ("ASBE”).

	At 30 September 2012	At 31 December 2011	Changes from the end of last year (%)
Total assets (RMB millions)	1,179,915	1,130,053	4.41
Total equity attributable to shareholders of the Company (RMB millions)	492,307	474,399	3.77
Net assets per share attributable to shareholders of the Company (RMB)	5.670	5.472	3.62
	Nine-month periods ended 30 September (January ~ September)
	2012	2011	Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	73,559	78,449	(6.23)
Net cash flow from operating activities per share (RMB)	0.847	0.905	(6.41)

	Three-month periods ended 30 September (July ~ September)			Nine-month periods ended 30 September (January ~ September)
	2012	2011	Changes over the same period of the preceding year (%)	2012	2011	Changes over the same period of the preceding year (%)
Net profit attributable to shareholders of the Company (RMB millions)	18,249	19,721	(7.5)	41,946	59,960	(30.0)
Basic earnings per share (RMB)	0.210	0.228	(7.9)	0.483	0.692	(30.2)
Diluted earnings per share (RMB)	0.198	0.220	(10.0)	0.461	0.672	(31.4)
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.205	0.228	(10.1)	0.473	0.687	(31.1)
Weighted average return on net assets (%)	3.73	4.27	(0.54) percentage points	8.60	13.36	(4.76) percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	3.64	4.26	(0.62) percentage points	8.42	13.26	(4.84) percentage points

Extraordinary items	Nine-month period ended 30 September 2012 (RMB millions)
Gain on disposal of non-current assets	(600)
Donations	77
Gain on holding and disposal of various investments	(76)
Other extraordinary income and expenses, net	(625)
Subtotal	(1,224)
Tax effect	306
Total	(918)
Attributable to: Equity shareholders of the Company	(884)
Minority interests	(34)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards ("IFRS”)

	At 30 September 2012	At 31 December 2011	Changes from the end of last year (%)
Total assets (RMB millions)	1,190,103	1,144,528	3.98
Total equity attributable to equity shareholders of the Company (RMB millions)	489,722	472,328	3.68
Net assets per share (RMB)	5.641	5.448	3.54
Adjusted net assets per share (RMB)	5.527	5.339	3.52
	Nine-month periods ended 30 September (January ~ September)
	2012	2011	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	73,327	78,074	(6.08)

	Three-month periods ended 30 September (July ~ September)			Nine-month periods ended 30 September (January ~ September)
	2012	2011	Changes over the same period of the preceding year (%)	2012	2011	Changes over the same period of the preceding year (%)
Profit attributable to equity shareholders of the Company (RMB millions)	18,326	20,222	(9.38)	42,829	61,396	(30.24)
Basic earnings per share (RMB)	0.211	0.233	(9.44)	0.493	0.708	(30.37)
Diluted earnings per share (RMB)	0.199	0.226	(11.95)	0.471	0.688	(31.54)
Return on net assets (%)	3.74	4.35	(0.61) percentage points	8.75	13.22	(4.47) percentage points

2.2	Number of shareholders at the end of the reporting period is 765,591, including 758,985 holders of A shares and 6,606 holders of H shares.

Number of shareholders and top ten shareholders holding tradable shares without selling restrictions at the end of the reporting period:

Number of shareholders at the end of the reporting period	765,591
Top ten shareholders holding tradable shares without selling restrictions
Name of shareholders (full name)	Number of shares without selling restrictions held as at the end of the reporting period (shares)	Type of shares (A, H shares or others)
China Petrochemical Corporation	65,797,127,692	A
HKSCC (Nominees) Limited note	16,676,271,525	H
Guotai Junan Securities Co., Ltd.	226,191,303	A
China Life Insurance Company Limited - Bonus - Personal Bonus - 005L - FH002 Shanghai	127,709,647	A
PICC Life Insurance Company Limited - Bonus- Personal Insurance Bonus	100,428,473	A
Taikang Life Insurance Co., Ltd. - Bonus - Personal Bonus - 019L - FH002 Shanghai	48,835,866	A
Industrial & Commercial Bank of China - China Southern Select Stock Securities Investment Fund	46,814,389	A
Industrial & Commercial Bank of China - Shanghai Stock Exchange 50 ETF	36,460,393	A
China Securities Finance Corporation Limited - Guaranty Securities Account for Refinancing	35,000,000	A
Bank of Communications - E Fund 50 Index Equity Investment Fund	32,395,868	A

Note:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

2.3	Review of operating results

In the first three quarters of 2012, the gross domestic product (GDP) registered a year-on-year growth of 7.7%. The domestic demand for oil products and chemical products continued to rise, though at a slower rate. In keeping with the international price movements of crude oil, the state timely adjusted the refined oil price, including three downward and four upward adjustments. The price of chemical products fell in the second quarter, but rebounded in the third quarter. The Company made rational arrangements for production and operations in accordance with the macroeconomic trend and market demand, and actively adjusted its product mix, leading to a remarkable improvement of results in the third quarter.

Exploration & Production Segment: The Company focused on achieving growth in reserve and production volume, as well as enhancing exploration in key areas. Significant progress has been made in field exploration, including south Ordos, Jiyang Depression, western Sichuan and Yuanba. We have strengthened and refined the development and management of old oilfields, accelerated the growth in mass production of oil and gas, promoted the exploration and development of unconventional oil and gas, and started to build the production capacity of shale gas in Fuling Pilot Project. In the first three quarters, our oil and gas production reached 318 million barrels of oil equivalent, representing a year-on-year growth of 4.92%, of which, crude oil production was 245 million barrels and natural gas production was 438.41 billion cubic feet, representing a year-on-year growth of 2.32 #% and 14.69 #% respectively.

Refining Segment: We have optimized the purchase and allocation of crude oil, readjusted refining utilization, accelerated an upgrade in the quality of oil products, and adjusted the product mix to increase the output of gasoline and jet fuel. We have also streamlined operations to reduce cost. In the first three quarters, the daily crude oil processing volume was 4.39 million barrels, representing a year-on-year growth of 0.46%.

Marketing and Distribution Segment: We adjusted the operation strategies in response to changes in market demand. We maintained a good balance of oil products resources and optimized sales structure to increase retail volume; we developed our non-fuel business and e-commerce business; and we seized the opportunity to further explore the market of natural gas for transportation. In the first three quarters, the total sales volume and retail sales volume of oil product amounted to 128.34 million tonnes and 81.05 million tonnes respectively, representing a year-on-year growth of 5.56% and 7.28%.

Chemicals Segment: In light of the market situation, we have actively lowered the operation utilization of our chemical facilities, maintained a safe and stable operation, continuously raised the major economic and technical indicators; optimized and adjusted the structure of raw materials and chemical products. We have increased the output of high-value-added and differentiated products to enhance profitability. In the first three quarters, the output of ethylene was 7.024 million tonnes, representing a year-on-year decrease of 4.51%, and the output of synthetic resin was 9.956 million tonnes, representing a year-on-year decrease of 1.10%.

Summary of Principal Operating Results for the First Three Quarters

		Nine-month period ended September 30
Operating Data	Unit	2012	2011	Changes over the same period of the preceding year (%)
Exploration and Production
Oil and gas production	Million barrels of oil equivalent	318.08	303.17	4.92
Crude oil production	Million barrels	245.01	239.46	2.32
China	Million barrels	228.96	226.81	0.95
Overseas	Million barrels	16.05	12.65	26.88
Natural gas production	Billion cubic feet	438.41	382.25	14.69
Crude oil price realised	USD / barrel	100.69	98.23	2.50
Natural gas price realised	USD / thousand cubic feet	5.77	5.47	5.48
Refining (note 1)
Processing volume of crude oil	Thousand barrels / day	4,390	4,370	0.46
Refinery throughput	Million tonnes	98.39	95.45	3.08
Including:Gasoline	Million tonnes	29.70	27.59	7.65
Diesel oil	Million tonnes	57.70	57.63	0.12
Kerosene	Million tonnes	10.99	10.23	7.43
light chemical feedstock production	Million tonnes	26.89	27.37	(1.75)
Light yield	%	76.93	76.18	0.75 percentage points
Refinery yield	%	95.23	95.20	0.03 percentage points
Marketing and Distribution
Total sales volume of oil products	Million tonnes	128.34	121.58	5.56
Total domestic sales volume of oil products	Million tonnes	118.48	113.57	4.32
Including:Retail	Million tonnes	81.05	75.55	7.28
Direct sales	Million tonnes	24.45	24.12	1.37
Wholesale	Million tonnes	12.99	13.90	(6.55)
Total number of service stations (note 2)	Stations	30,510	30,121	1.29
Including:Company-operated	Stations	30,497	30,106	1.30
Franchised	Stations	13	15	(13.3)
Annualized throughput per station (Note 3)	Tonnes/station	3,542	3,330	6.37
Chemicals (Note 1)
Ethylene	Thousand tonnes	7,024	7,356	(4.51)
Synthetic resin	Thousand tonnes	9,956	10,067	(1.10)
Synthetic rubber	Thousand tonnes	703	746	(5.76)
Synthetic fiber monomer and polymer	Thousand tonnes	6,699	7,086	(5.46)
Synthetic fiber	Thousand tonnes	992	1,044	(4.98)

Note 1:	Including 100% production of Joint Ventures;

Note 2:	Service station data for 2011 is as of December 31, 2011;

Note 3:	The throughput per station is an annualized average of our company-operated service stations;

Note 4:
Conversion rates: for domestic production of crude oil, 1 tonne = 7.1 barrels, for production of crude oil overseas, 1 tonne = 7.27 barrels; for refinery throughput, 1 tonne = 7.35 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.

Capital expenditure:

In the first three quarters of 2012, the Company’s capital expenditure was RMB 83.448 billion. Of this total, RMB 34.999 billion was used in the exploration and production segment, mainly for the exploration and development of the Shengli shallow water Oilfield, Tahe Oilfield in the northwest, Ordos oil and gas field and Sichuan Basin as well as Shandong LNG project. RMB 16.829 billion was used in the refining segment, mainly for a diesel quality upgrading, and refinery revamping projects in Shanghai Petrochemical and Jinling. RMB 10.496 billion was used in the chemicals segment, mainly for the construction of the Wuhan 800,000 tpa ethylene project, Yanshan butyl rubber project, and the Yizheng 1,4-Butanediol(BDO) project. RMB 20.334 billion was used in the marketing and distribution segment, mainly for the construction and acquisition of service stations, oil product pipelines and depots in the key areas such as highways, major cities and newly planned regions; promoting the non-fuel business and the IC card value-added services; 1,046 service stations were developed. RMB 0.79 billion was used for corporate and others, mainly for R&D facilities and the construction of IT projects.

3	Significant events

3.1
Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises ("ASBE”) and the reasons for such changes.

Items of Consolidated Balance Sheet	As at 30 September 2012	As at 31 December 2011	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	RMB billion	RMB billion	RMB billion	%
Accounts receivable	84.4	58.7	25.7	44	Mainly due to the increase in product operations and trade volume.
Prepayments	9.1	4.1	5.0	122	Mainly due to the advance payment for crude oil and oil product during the holidays.
Construction in progress	155.5	111.3	44.2	40	Mainly due to the increase of project construction during the period under the annual investment plan.
Intangible assets	46.3	34.8	11.5	33	Mainly due to the increase of land use right and franchise in the marketing segment.
Short-term loans	67.7	37.0	30.7	83	Mainly due to the increase of borrowings in US dollars.
Taxes payable	21.3	39.6	(18.3)	(46)	Mainly due to the lower profits during the period and payment of taxes payable for 2011.
Non-current liabilities due within one year	17.9	43.4	(25.5)	(59)	Mainly due to repayment of the RMB 30 billion of medium-term notes that have fallen due.

Items of Consolidated Income Statement	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	RMB billion	RMB billion	RMB billion	%
Exploration expenses (including dry holes)	12.2	9.3	2.9	31	Mainly due to the intensified explorations in regions like Ordos, Sichuan Basin and Jungar as well as unconventional oil and gas resources.
Financial expenses	8.3	4.9	3.3	69
Mainly due to higher net expenditure of interests caused by larger scale of liabilities; also due to lower net gains from currency exchanges of US dollar borrowings resulting from exchange rate changes.

Gain/(loss) from changes in fair value	1.2	0.3	0.9	300	The fluctuation of A shares and H shares stock price of the Company has caused the change of the fair value of the embedded derivative component of the convertible bonds.
Investment income	0.6	4.0	(3.4)	(85)	Mainly due to decrease year-on-year in the investment income of the 才ompany from associates and jointly controlled entities.
Net profits attributable to equity shareholders of the Company	41.9	60.0	(18.1)	(30)
Mainly due to plummeting results of the chemicals segment which resulted from the changes in the chemical market and demand, higher prices of raw materials and, decline of product prices compared with last year.

Items of Consolidated Cash Flow Statement	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	RMB billion	RMB billion	RMB billion	%
Other cash received relating to operating activities	11.1	7.0	4.1	59	Mainly due to the increase of operating revenue.
Income tax paid	17.5	25.9	(8.4)	(32)	Mainly due to the lower profit during the period.
Cash paid for acquisition of fixed assets and intangible assets	95.4	70.0	25.4	36	Mainly due to the increase of project construction during the period under the annual investment plan.
Cash received from issuance of bonds	55.0	27.9	27.1	97	Mainly due to the issuance of RMB 35 billion of ultra-short-term financial paper.
Cash repayments of bonds	40.0	6.0	34.0	567	Mainly due to the repayments of the RMB 30 billion of medium-term notes that have fallen due.

3.2	Analysis of the significant event progress, influence and resolution

	□ applicable	✓ not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

	✓ applicable	□ not applicable

PERFORMANCE OF THE UNDERTAKINGS

(1)	Till the end of the reporting period, the major undertakings given by China Petrochemical Corporation included follows:

	i	Complying with the connected transaction agreements;

	ii	Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

	iii	Implementing the Re-organization Agreement (as defined in the prospectus in respect of the H share offering)

	iv	Granting licenses for intellectual property rights;

	v	Avoiding competition within the same industry; and

	vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above undertakings were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing minor refining business to eliminate competition with Sinopec Corp within five years.

According to the announcement dated 14 March 2012 issued by Sinopec Corp., China Petrochemical Corporation undertakes that:

Sinopec Corp. shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in China Petrochemical Corporation.

China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. with regard to the chemicals business.

Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposes to acquire overseas oil and gas assets owned by China Petrochemical Corporation when appropriate (the "Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer such assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major undertakings by China Petrochemical Corporation.

(2)
As at the end of the reporting period, Sinopec Corp. made no undertakings in respect of results, undertakings in respect of assets injection, or assets restructuring which were not fully performed, or assets or projects earnings prediction.

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

	□ applicable	✓ not applicable

3.5	Implementation of cash dividend policy in the reporting period

	✓ Applicable	□ Inapplicable

Authorized at the 2011 annual general meeting and approved at the second meeting of the 5th Session of the Board of Directors of Sinopec Corp., the dividend distribution plan for the half year ended on June 30, 2012 is RMB 0.10 (including tax) per share, calculated on the basis of shares as of September 14, 2012, amounting to about RMB 8.68 billion of cash dividends, which were distributed on September 26, 2012 to all the shareholders whose names appeared on Sinopec Corp.´s register of members as of September 14, 2012. According to the PRC Accounting Standards for Business Enterprises ("ASBE”), the dividend accounted for 36.6% of the net profit attributable to equity holders of the company during the period.

On October 16, 2012, the proposed amendment to the Articles of Association was reviewed and adopted at the Sinopec 2012 First Extraordinary Shareholders’ Meeting. The amendment highlights the focus on the investment returns for shareholders, the need to keep the continuity and stability of the dividend policy and the priority given to the use of profit distribution mode featuring cash dividends. It has been made clear that cash dividends shall not be less than 30% of the net profits made by the Company in the year.

3.6	This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board Chairman Fu Chengyu

Beijing, PRC, 26 October 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: October 29, 2012